UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 7, 2024

BLACKROCK CAPITAL INVESTMENT CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	814-00712	20-2725151
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification Number)

50 Hudson Yards
New York, New York 10001
(Address of principal executive offices)

(212) 810-5800
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	BKCC	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

At 12:00 p.m. Eastern Time (9:00 a.m. Pacific Time) on March 7, 2024, Blackrock Capital Investment Corporation (the “Company” or “BCIC”) held a Special Meeting of Stockholders via live Internet webcast (the “Meeting”). As of January 8, 2024, the record date, the Company had 72,571,907 shares of common stock outstanding. At the Meeting, the Company submitted one matter to the vote of the stockholders. A summary of the matter voted upon by stockholders is set forth below.

Proposal. BCIC’s stockholders adopted the Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2024, among BCIC, BlackRock TCP Capital Corp., a Delaware corporation (“TCPC”), BCIC Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of TCPC (“Merger Sub”), and, for the limited purposes set forth therein, BlackRock Capital Investment Advisors, LLC, a Delaware limited liability company and investment adviser to BCIC (“BCIA”), and Tennenbaum Capital Partners, LLC, a Delaware limited liability company and wholly-owned subsidiary of BCIA and investment adviser to TCPC and approved the transactions contemplated thereby, including the merger of BCIC into Merger Sub, with Merger Sub continuing as the surviving company and as a subsidiary of Special Value Continuation Partners LLC, a Delaware limited liability company and wholly-owned subsidiary of TCPC (the “Proposal”). The Proposal is described in further detail in the Company’s definitive proxy statement as filed with the Securities and Exchange Commission (the “SEC”) on January 11, 2024.

The Proposal was approved pursuant to the voting results set forth below:

For	Against	Abstain
40,266,918	2,456,855	1,274,901

 Broker Non-Vote: 0 shares

Item 7.01. Regulation FD Disclosure.

On March 7, 2024, the Company and TCPC issued a joint press release announcing, among other things, the voting results at the Meeting. A copy of the press release is furnished herewith as Exhibit 99.1.

The information in Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

Some of the statements in this report constitute forward-looking statements because they relate to future events, future performance or financial condition of BCIC or TCPC or the merger of BCIC with and into a wholly owned, indirect subsidiary of TCPC (the “Merger”). The forward-looking statements may include statements as to: future operating results of BCIC and TCPC and distribution projections; business prospects of BCIC and TCPC and the prospects of their portfolio companies; and the impact of the investments that BCIC and TCPC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this report involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (iv) the possibility that competing offers or acquisition proposals will be made; (v) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vi) risks related to diverting management’s attention from ongoing business operations; (vii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (viii) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (ix) risks associated with possible disruption in the operations of BCIC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict, natural disasters or public health crises and epidemics; (x) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xi) conditions in BCIC’s and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xii) other considerations that may be disclosed from time to time in BCIC’s and TCPC’s publicly disseminated documents and filings, including TCPC’s registration statement on Form N-14, as amended, which includes a proxy statement/prospectus (as amended, the “Registration Statement”), which was declared effective by the Securities Exchange Commission (the “SEC”) on November 16, 2023, TCPC’s prospectus, which was filed by TCPC with the SEC on January 11, 2024 (the “Prospectus”), and BCIC’s definitive proxy statement, which was filed by BCIC with the SEC on January 11, 2024 (the “Proxy Statement”, and, together with the Prospectus, the “Proxy Statement/Prospectus”). BCIC and TCPC have based the forward-looking statements included in this report on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although BCIC and TCPC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that BCIC and TCPC in the future may file with the Securities and Exchange Commission (“SEC”), including the annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This report relates to the Merger, along with related proposals for which stockholder approval is being sought.  In connection with the Merger, each of BCIC and TCPC have filed certain materials with the SEC, including, among other materials, the Registration Statement and the Proxy Statement/Prospectus. The Registration Statement was declared effective by the SEC on November 16, 2023, and the Proxy Statement/Prospectus was first mailed to TCPC and BCIC stockholders on or around January 15, 2024 to seek approval of the Merger. The Registration Statement and the Proxy Statement/Prospectus each contain important information about BCIC, TCPC, the Merger and related matters. This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF BCIC AND TCPC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, TCPC, THE MERGER AND RELATED MATTERS.

Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by BCIC, from BCIC’s website at http://www.blackrockbkcc.com, and, for documents filed by TCPC, from TCPC’s website at http://www.tcpcapital.com.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Joint press release of BlackRock TCP Capital Corp. and BlackRock Capital Investment Corporation, dated March 7, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BLACKROCK CAPITAL INVESTMENT CORPORATION

Date: March 7, 2024	By:	/s/ James E. Keenan
		Name:	James E. Keenan
		Title:	Interim Chief Executive Officer and Chairman of the Board